Mail Stop 4561
      June 15, 2005

Ms. Yun-Yi Tseng
Chief Financial Officer
City Network, Inc.
6F-3, No. 16, Jian Ba Road, Jhonghe City
Taipei County 235, Taiwan, ROC

	Re:	City Network, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-31959

Dear Ms. Tseng:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Recent Sales of Unregistered Securities, page 21

1. We note that on January 15, 2004 and June 14, 2004 that you issued shares of your common stock at prices below the quoted market price for your stock per AMEX. Please explain your business purpose for distributing your stock at below fair market value. To the extent any of the participants in these transactions have an employment relationship with your company, tell us how you accounted for the differential between the quoted market price and the share values used in the transactions. Advise us why the differential did not result in compensation expense.

Independent Auditor`s Report, page F-2

2. Please explain to us how your auditors considered PCAOB
Auditing
Standard No. 1 in conjunction with their audit report contained in your Form 10-K.

Form 10-Q for the quarter ended March 31, 2005

Legal Proceedings, page 20

3. We note from your disclosure that you are seeking to recover a receivable from Hwa-Ching in the amount of $900,000 and that you were required to put up a $1.2 million temporary guarantee bond for the vendor in the transaction. We also note that you have only recorded a charge of $685,000 related to this contingency. Please advise us how the amount of expense recorded covers the potential loss associated with the bad debt and the lawsuit under SFAS 5.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief






Ms. Yun-Yi Tseng
City Network, Inc.
June 15, 2005
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